UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

                                   SEC FILE NUMBER:  0-51800
                                   CUSIP NUMBER: 90984H 103

(Check One): [   ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [ X  ] Form 10-Q  [  ] Form 10-D  [  ] Form N-SAR  [  ] Form N-CSR

For Period Ended:     March 31, 2011
[   ] Transition Report on Form 10-K          [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F           [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:

           Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

United Community Bancorp
Full name of Registrant

Former Name if Applicable

92 Walnut Street
Address of Principal Executive Office (Street and Number)

Lawrenceburg, Indiana  47025
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

           State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

United Community Bancorp (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 by the May 16, 2011 due date because the Company requires additional time to complete the Form 10-Q in order to address certain matters relating to the loans that were restructured during the quarter ended March 31, 2011 as disclosed below and as disclosed under cover of the Company’s  Form 8-K furnished to the Securities and Exchange Commission on May 2, 2011.

PART IV — OTHER INFORMATION

           (1)           Name and telephone number of person to contact in regard to this notification

William F. Ritzmann	(812) 537-4822
(Name)	(Telephone Number)

           (2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [ X ] Yes   [   ] No

           (3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [X  ] Yes  [  ] No

           If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company incurred a net loss of $1.7 million for the three months ended March 31, 2011, compared to net income of $350,000 for the three months ended March 31, 2010. The decrease in net income was primarily the result of a $3.5 million increase in the provision for loan losses in the third quarter of fiscal 2011, which reflected in large part, the charge-off of $4.4 million of multifamily and nonresidential real estate loans during the quarter ended March 31, 2011 as discussed in more detail below.  The Company experienced a net loss of $871,000 for the nine months ended March 31, 2011, compared to net income of $1.0 million for the nine months ended March 31, 2010. The decrease in net income for the 2011 period was primarily the result of an increase of $4.0 million in the provision for loan losses for the nine months ended March 31, 2011. The increase in the loan loss provision in each period was primarily the result of the charge-off of $4.4 million in multifamily and nonresidential real estate loans during the third quarter of fiscal 2011, of which $692,000 related to the restructuring of seven loans during the quarter ended March 31, 2011 having an aggregate outstanding principal balance of approximately $3.6 million. The remaining $3.7 million that was charged-off related to the restructuring of six loans having an aggregate balance of approximately $9.9 million that had been restructured during the 2010 calendar year.

UNITED COMMUNITY BANCORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2011	By:	/s/ Elmer G. McLaughlin
Elmer G. McLaughlin
Executive Vice President and Chief Operating Officer